



Style Bar LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%

Target Raise Amount: $250,000

Offering End Date: September 7, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Style Bar LLC

Founded: November 18, 2019

Address: 1615 17th St, FL 2
Washington, DC 20009

Industry: Beauty Salons

Employees: 10

Website: https://stylebaronline.co/

Use of Funds Allocation:

If the maximum raise is met:

$125,000 (50.00%) – of the proceeds will go towards staff
$62,500(25.00%) – of the proceeds will go towards marketing
$62,500 (25.00%) – of the proceeds will go towards expenses

Social:

Instagram: 1,057 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$22,770	$9,902	$12,730
Cash & Cash Equivalents	$22,770	$9,902	$12,730
Accounts Receivable	$0	$0	$0
Short-term Debt	$3,214	$0	$9,414
Long-term Debt	$23,200	$40,200	$40,200
Revenue	$214,933	$336,742	$192,941
Cost of Goods Sold	$18,588	$42,994	$93,566
Taxes	$0	$0	$0
Net Income	$41,885	$36,558	$27,399

Recognition:

Style Bar LLC (DBA StyleBar) is a high-end beauty and grooming salon, located in the heart of Washington DC's Dupont Circle neighborhood. StyleBar specializes in contemporary and classic styling for women and men. They offer high-end grooming services such as haircuts, coloring, styling, barbering and beard trims & much more. They strive to create an environment that is hospitable to winsome ladies and dashing gents alike.

About:

Style Bar LLC (DBA StyleBar) has been in business since 2019 under the management of Cornelius Payne, a veteran of the salon and grooming industry. StyleBar employs a cadre of hair specialists that are all motivated by creating an inclusive environment for high-end salon and grooming services.

For more information, contact our Customer Support Team at support@thesmbx.com

